UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File Number 001-33784
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SandRidge Energy, Inc. 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, OK 73102

INDEX TO FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
December 31, 2008 and 2007

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To The Participants and Plan Administrator of the
SandRidge Energy, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the SandRidge Energy, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule of Reportable Transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 18, 2009

SandRidge Energy, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$16,296,947	$12,980,890
Receivables:
Employer contributions	477,223	5,008,016
Employee contributions	481,344	186,564

Net Assets, at fair value	17,255,514	18,175,470
Adjustment from fair value to current value for interest in collective trust relating to fully benefit responsive investment contract	105,638	—

Net Assets Available for Benefits	$17,361,152	$18,175,470

See Notes to Financial Statements

SandRidge Energy, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Investment Income
Interest and dividends	$68,237

Contributions
Employer	8,577,581
Participant	8,652,533
Rollovers	1,072,890

Total contributions	18,303,004

Total additions	18,371,241

Deductions
Net depreciation in investments	15,482,438
Payment of benefits	3,645,671
Administrative expenses	57,450

Total deductions	19,185,559

Net decrease	(814,318)

Net Assets Available for Benefits, Beginning of Year	18,175,470

Net Assets Available for Benefits, End of Year	$17,361,152

See Notes to Financial Statements

SandRidge Energy, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1: Description of Plan
The following description of the SandRidge Energy, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the 401(k) Plan Restatement dated January 1, 2002 (the “Plan Agreement”), for a more complete description of the Plan’s provisions.
      General
The Plan is a defined contribution plan covering all eligible employees of SandRidge Energy, Inc. and its subsidiaries (collectively, the “Company” or “Employer”). Employees must be at least 21 years of age and complete two months of service with the Company in order to be eligible to participate in the Plan. Eligible employees may begin participating in the Plan on a quarterly basis on the first day of the first Plan quarter after meeting the eligibility requirements or immediately after one hour of service for eligible rehired participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective January 1, 2003, the Plan was amended to meet the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001 and the “GUST” laws, which consist of a series of four tax laws, including the General Agreement on Tariffs and Trade, the Uniformed Services Employment Rights Act of 1994, the Small Business Job Protection Act of 1996 and Taxpayer Relief Act of 1997.
      Contributions
The Plan allows employees to contribute a percentage of their pretax compensation to the Plan. These discretionary employee contributions are made under a payroll deduction program and are limited under the Internal Revenue Code of 1986, as amended (“Code”) to an annual amount that is adjusted for inflation.
For each Plan year, the Company determines the Company’s matching contribution on the first day of the Plan year. For the Plan year ended December 31, 2008, the Company matched employee contributions to the Plan dollar for dollar up to 15% of each participant’s eligible compensation.
Company matching contributions are invested directly in shares of the Company’s common stock. The investment in the Company’s common stock is nonparticipant-directed. Participants may transfer amounts allocated to their accounts from the Company’s matching contribution to other investment options available under the Plan upon completion of three years of vested service. See “Vesting” below. Company contributions are deposited with the Plan at least annually. In March 2008, the Company transferred 184,484 shares of common stock to the Plan in full settlement of the Company’s 2007 contribution obligation. During 2008, the Company contributed cash concurrent with the bi-weekly employee contributions which was invested directly in the Company’s common stock.
In addition, Company profit sharing contributions may be made to the Plan at the discretion of the Company. Any profit sharing contribution made by the Company shall be allocated to eligible employee accounts in proportion to their compensation as a percentage of total compensation of all eligible employees. The Company made no profit sharing contributions during 2008.
      Payment of Benefits
The Plan provides for payments of benefits to participants or their beneficiaries (i) upon a participant reaching the age of 60 years on or after September 1, 2008 (prior to September 1, 2008, the retirement age for the Plan was 65 years of age), (ii) in the event of a participant’s death or (iii) in the event a participant becomes permanently disabled.
      Vesting
Participants are immediately vested in the discretionary contribution portion of their accounts plus earnings thereon and vest in the Company’s contribution portion of their accounts plus earnings thereon based on years of vesting service pursuant to the Plan Agreement. A participant hired before August 1, 2006 is subject to a three year graded vesting schedule. A participant hired on or after August 1, 2006 is subject to a four year graded vesting schedule. Effective March 1, 2007, the Plan was amended to provide that vesting service would be calculated using the elapsed time method. Prior to March 1, 2007, vesting service was calculated using the hours of service method.
Upon termination of service due to a participant’s death, disability or retirement, the participant has a nonforfeitable right to 100% of his or her account balance. Upon termination of service for any other reason, a participant’s nonforfeitable interest in the portion of the participant’s account balance attributable to Company contributions shall be in accordance with the following schedule:

          (1) For participants hired before August 1, 2006, the vesting schedule is as follows:

Full Years of Credit Service	Vesting Percentage

One year but less than two	33.33%
Two years but less than three	66.66%
Three years or more	100.00%
          (2) For participants hired on or after August 1, 2006, the vesting schedule is as follows:

Full Years of Credit Service	Vesting Percentage

One year but less than two	25.00%
Two years but less than three	50.00%
Three years but less than four	75.00%
Four years or more	100.00%
      Forfeitures
Company matching contributions are forfeited and remain in the Plan following the termination of employment of participants with less than 100% vested interest in the Company matching contribution portion of their accounts. At December 31, 2008 and 2007, unvested forfeitures of $282,696 and $108,525, respectively, were available to pay Plan expenses that otherwise would be payable by the Plan assets or the Company in accordance with the Plan Agreement.
      Termination of the Plan
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become 100% vested in their accounts and the Plan’s assets will be distributed in accordance with the terms of the Plan Agreement.
      Participant Accounts
Each participant’s account is credited with the participant’s discretionary contributions and earnings thereon and an allocation of the Company’s contributions and earnings thereon. The benefit to which a participant in the Plan is entitled is equal to the portion of the participant’s account in which the participant is fully vested. The valuation date for the benefit a participant is entitled to receive refers to the last day of each Plan year or any other day or days as selected by the Company.
      Participant Loans
Employees are allowed to apply for loans from the Plan. The minimum amount a participant may borrow from the Plan is $1,000, and the maximum amount a participant may borrow from the Plan is $50,000 or 50% of the participant’s vested account balance, whichever is less. All loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate at the time of the loan. Loan repayments are amortized in level payments on monthly payments over a period not extending beyond five years from the date of the loan.
      Plan Administration
The Plan is administered by designated personnel of the Company. Principal Trust Company (“Trustee”) is designated as the Plan’s trustee and delegates the responsibility for the custody and management of the Plan’s assets to Principal Financial Group (“Principal”). The Company has engaged a consultant to assist in selecting appropriate and prudent investment options and monitoring and evaluating performance results of the investment options to assure that the investment objectives applicable to the investment options are being met. The Company provides administrative and managerial services to the Plan at no charge. Investment expenses charged by the Trustee’s agent are paid out of the Plan assets or by the Company. During 2008, administration fees paid out of the Plan were $57,450.

Note 2: Summary of Significant Accounting Policies
      Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
As described in the Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP AAG INV-1 and SOP 94-4-1”), investment contracts held by a defined-contribution plan are required to be reported at fair value. Because contract value is the amount participants in a defined-contribution plan would receive if they were able to initiate permitted transactions under the terms of the Plan, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. As required by FSP AAG INV-1 and SOP 94-4-1, the Statement of Net Assets Available for Benefits for the Plan presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
      Recent Accounting Pronouncements
In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact FSP 157-4 will have on the Plan’s financial statements.
      Valuation of Investments and Income Recognition
Investments in the Plan are reported at fair value. Fair value, as defined by FASB No. 157, “Fair Value Measurements” (“SFAS No. 157”), is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. The change in the difference between market value and cost of investments is reflected in the Statement of Changes in Net Assets available for Benefits as appreciation or depreciation in fair value of investments. Dividends are recorded on the ex-dividend date.
      Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
      Plan Tax Status
The Plan has not obtained a determination letter from the Internal Revenue Service; however, in the opinion of the Plan administrator and the Plan’s tax counsel, the Plan is qualified under Section 401(a) of the Code. Additionally, the prototype plan on which the Plan is based received a favorable determination from the Internal Revenue Service in a letter dated September 18, 2001. It is also the Plan administrator’s opinion that the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code. See Note 9, Excess Contributions.
      Payment of Benefits
Benefit payments to participants in the Plan are recorded when paid.
      Risks and Uncertainties
The Plan provides for investment in the Company’s common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as investment rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

Note 3: Investments
The following table presents the fair value of investments at December 31, 2008 and 2007 which represent 5% or more of the net assets available for benefits:

	2008	2007

Gartmore Morley CAP MGT INC — Stable Value Sig Fund	$2,157,073	$1,468,639
Principal Global Investors — Principal LifeTM 2010 Sep Acct	908,973	1,019,953	*
Principal Global Investors — Principal LifeTM 2030 Sep Acct	1,039,490	1,478,728	*
Principal Global Investors — Principal LifeTM 2040 Sep Acct	1,824,701	1,942,753	*
Principal Global Investors — Principal LifeTM 2050 Sep Acct	1,068,318	953,606	*
SandRidge Energy, Inc. Common Stock	3,646,320	2,583,498	**

*	Denotes party-in-interest

**	Nonparticipant-directed
The net change in the value of the Plan’s investments (including investments bought and sold as well as those held during the year) during 2008 is as follows:

Mutual funds	$(4,828,012)
Common collective fund	(39,732)
Common stock	(10,614,694)

Total	$(15,482,438)

In addition to the above, the Plan reported interest and dividend income of $68,237 for 2008. Accrued interest and dividends receivable were not significant for 2008 and 2007.
Note 4: Fair Value Measurements
Effective January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. SFAS No. 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 requires fair value measurements to be classified and disclosed in one of the following categories:
Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Measured based on prices or valuation models that required inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).
As required by SFAS No. 157, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The determination of the fair values for the Plan’s assets, stated below, takes into account the market for the Plan’s assets, the associated credit risk and other factors as required under SFAS No. 157. The Plan considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
The fair values of mutual funds that invest principally in actively traded marketable securities were derived from quoted market prices as substantially all of these instruments have active markets. The fair values of pooled accounts were derived from quoted market prices of the underlying securities, if available. Pooled accounts invested in securities that were not actively traded were valued based on quoted market prices of similar securities. The Guaranteed Investment Fund (see Note 5) may invest in United States treasury securities and guaranteed investment contracts (“GICs”) of various entities.

The fair value of the Guaranteed Investment Fund is the sum of the fair value of the United States treasury securities and the GIC contracts held by the Guaranteed Investment Fund. The fair value of the United States securities are based on quoted market prices of those securities that are actively traded and the estimated fair value of the GIC contracts is based on the credit rating of the counter party, current interest rates and term of the contracts. Fair value of the Company common stock is based on the market price for a share of common stock as quoted on the New York Stock Exchange at December 31, 2008. The fair value of participant loans is based on amortized cost, which approximates fair value. The following table sets forth by level, within the fair value hierarchy, the fair value of the Plan’s assets as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,975,615	—	—	$1,975,615
Pooled accounts	7,487,295	$455,987	—	7,943,282
Guaranteed Investment fund	—	—	$2,157,073	2,157,073
SandRidge Common Stock	3,646,320		—	3,646,320
Participant Loans	—	—	574,657	574,657

Total Assets at Fair Value	$13,109,230	$455,987	$2,731,730	$16,296,947

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets (Year Ended December 31, 2008)
	Guaranteed Investment
	Fund	Participant Loans
Balance, beginning of the year	$1,468,639	$387,678
Realized gains	14,754	—
Unrealized losses relating to instruments still held at the reporting date	(54,486)	—
Purchases, sales, issuances and settlements (net)	728,166	186,979

Balance, end of year	$2,157,073	$574,657

Note 5: Guaranteed Investment Fund — Fully Benefit-Responsive Investment Contract
The Morley Financial Services, Inc. Stable Value Fund (the “Guaranteed Investment Fund”) may invest in short term money market instruments through the State Street Global Advisors Government Short Term Investment Fund and in fully benefit responsive synthetic GICs with various insurance companies, banks and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal amount of the GIC and an amount of interest that is guaranteed to the Plan.
As described in Note 2 above, because these contracts are fully benefit-responsive, the contract value is the relevant measurement attributable for that portion of the net assets available for benefits attributable to the common collective trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.
There are no reserves against contract value for the credit risk of the GIC issuer or otherwise. The interest rate for a GIC is based on a formula agreed upon by the Plan and the issuer of the GIC, but it may not be less than zero percent. As of December 31, 2008, the contract value of the Guaranteed Investment Fund was $2,262,711 compared to a fair value of $2,157,073. The contract value of the Guarantee Investment Fund as of December 31, 2007 was $1,468,639, which approximated fair value.

Note 6: Nonparticipant-Directed Investments
The net assets available for benefits as of December 31, 2008 and 2007 included nonparticipant-directed investments in the Company’s common stock of $3,646,320 and $2,583,498, respectively. The change in net assets related to nonparticipant-directed investment during the 2009 Plan year is as follows:

Contributions	$13,146,067
Dividends	314,435
Net depreciation in fair value	(10,929,128)
Benefits paid to participants	(1,173,053)
Transfer to participant-directed investments	(277,209)
Administrative expense	(18,290)

Net increase	$1,062,822

Note 7: Concentration of Market Risk
The Plan has invested a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock was approximately 22.4 percent and 14.2 percent of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, respectively. As a result of this concentration, any significant fluctuation in the market value of the Company’s common stock could affect the net assets of the Plan as well as individual participant account balances.
Note 8: Party-in-Interest Transactions
Parties-in-interest (as defined under Department of Labor regulations) to the Plan include any fiduciary of the Plan, any party rendering service to the Plan, the Company as an employer whose employees are covered by the Plan and certain others. During the Plan year ended December 31, 2008, the Plan entered into the following transactions with parties-in-interest that are exempt from the Department of Labor regulations that would otherwise prohibit transactions between the Plan and parties-in-interest.
•	Certain Plan investments were managed by Principal Life Insurance Company, which is a member company of Principal, the Plan’s custodian and manager. In addition, trust services were performed by the Trustee, which is also a member of Principal. Transactions between the Plan and these companies qualify as party-in-interest transactions due to their affiliation with Principal and Principal’s relationship with the Plan. Total assets invested in the funds managed by these companies were $7,943,282 and $7,152,330 at December 31, 2008 and 2007, respectively.

•	The Plan paid a total of $57,450 in administrative fees in 2008 to Principal that qualifies as a party-in-interest transaction.

•	Other investments held by the Plan include Company common stock totaling $3,646,320 and $2,583,498, and participant loans totaling $574,657 and $387,678 at December 31, 2008 and 2007, respectively.
Note 9: Excess Contributions
During 2008, the Company discovered that for Plan year 2007 Principal failed to correctly distribute to highly compensated eligible participants (a) average deferral percentage (“ADP”) excess returns (b) ADP earnings, and (c) average contribution percentages excess returns. To correct this deficiency in January 2009, the Plan filed a combined application for a determination for employee benefit plan and correction under the Voluntary Compliance Program within the Internal Revenue Code’s Employee Plans Compliance Resolution System.
Benefit payments of $3,645,671 for the Plan year ending December 31, 2008 include distributions of $92,522 made to certain participants to refund excess deferral contributions for the relevant nondiscrimination provisions of the Plan that limit contributions to the Plan by highly compensated participants for the prior year. In addition, the Company is currently working with Principal to process the Plan year 2007 refunds and timely distribute the Plan year 2008 excess returns and earnings.
Note 10: Subsequent Events
Following a review of the investment options offered by the Plan, effective January 15, 2009, the Plan deleted 27 investment options, including many mutual funds and pooled investment accounts managed by Principal. These investment options were replaced with 32 investment options, including a self-directed brokerage account where participants have the option of investing their contributions in stocks and bonds, including the Company’s common stock.

Note 11: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to form 5500 as of December 31:

	2008	2007

Net assets available for benefits per the financial statements	$17,361,152	$18,175,470
Adjustment from contract value to fair value for fully-benefit-responsive contracts	(105,638)	—

Net Assets available for benefits per Form 5500	$17,255,514	$18,175,470

Supplemental Schedules

SandRidge Energy, Inc. 401(k) Plan
EIN 75-2541245 PN 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN LIFETM STR INC SEP ACCT	#	$61,360
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL LIFETM 2010 SEP ACCT	#	908,973
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL LIFETM 2020 SEP ACCT	#	1,039,490
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL LIFETM 2030 SEP ACCT	#	1,872,204
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL LIFETM 2040 SEP ACCT	#	1,824,701
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL LIFETM 2050 SEP ACCT	#	1,068,318
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN PTR LG-CAP VALUE SEP ACCT	#	91,289
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN LG CP STK IDX SEP ACCT	#	136,378
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN PTR MD-CP VAL I SEP ACCT	#	183,892
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN MID CAP STK IDX SEP ACCT	#	126,614
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL SM CO VALUE SEP ACCT	#	69,625
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN SM CAP STK IDX SEP ACCT	#	38,585
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL REAL EST SEC SEP ACCT	#	65,866
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL DIVERS INTL SEP ACCT	#	127,654
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL INTL EM MKT SEP ACCT	#	231,410
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL INTL SM CO SEP ACCT	#	96,923
	Union Bond & Trust Company	Common/Collective Trust PRINCIPAL STABLE VALUE FUND	#	2,157,073
	Fidelity Investments	Registered Investment Company FID ADV HIGH INC ADVANT T FUND	#	157,289

*	Denotes party-in-interest

#	Participant-direct investment; cost information is not required.

SandRidge Energy, Inc. 401(k) Plan
EIN 75-2541245 PN 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value

	Franklin Templeton	Registered Investment Company
	Investments	FRANKLIN STRAT INCOME R FUND	#	51,709
	PIMCO Funds	Registered Investment Company PIMCO TOTAL RETURN R FUND	#	113,370
	The American Funds	Registered Investment Company AM FUNDS FDMNTL INV R3 FUND	#	435,910
	American Funds Service Company	Registered Investment Company AM FDS GRTH FD OF AM R3 FUND	#	256,117
	T. Rowe Price Funds	Registered Investment Company T. ROWE PRICE GROWTH STCK R FD	#	120,773
	Fidelity Investments	Registered Investment Company FIDELITY ADV SMALL CAP T FUND	#	135,180
	AIM Investments	Registered Investment Company AIM CAPITAL DEVELOPMENT R FUND	#	69,346
	The American Funds	Registered Investment Company AM FDS CAP WLD GR&INC R3 FD	#	233,052
	Fidelity Investments	Registered Investment Company FIDELITY ADVISOR ENERGY T FUND	#	402,869
*	SandRidge Energy, Inc.	Employer Security SANDRIDGE COMMON STOCK	$14,370,150	3,646,320
*	Participant Loans	Range of Interest Rates	-0-	574,657

		Rates Range from 4.00% to 8.25%		$16,296,947

*	Denotes party-in-interest

#	Participant-direct investment; cost information is not required.

SandRidge Energy, Inc. 401(k) Plan
EIN 75-2541245 PN 001
Schedule H, Line 4j — Schedule of Reportable Transactions *
For the year ended December 31, 2008

		(B)
	(A)	Total	(C)	(D)
	Total Number	Number of	Total Value of	Total Value of	(E)
Description of asset	of Purchases	Sales	Purchases	Sales	Net Gain/(Loss)
Employer Security SandRidge Energy, Inc.	226	—	$17,199,284.29	—	$0.00
Employer Security SandRidge Energy, Inc.	—	364	—	$2,623,835.48	$(205,298.54)
Employer Security SandRidge Energy Stock	5		$5,123,201.10	—	$0.00
Employer Security SandRidge Stock	—	5	—	$8,021,133.52	$1,600,942.41

*	Schedule is prepared using the alternative way of reporting (iii) series transactions under DOL Regulation 2520.103-6 (d)(2).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SANDRIDGE ENERGY, INC. 401(k) PLAN
Date: June 19, 2009	By:	/s/ MARY L. WHITSON
Mary L. Whitson
Senior Vice President, Human Resources, on Behalf of SandRidge Energy, Inc. as Plan Administrator

INDEX TO EXHIBIT

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP